

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

<u>Via E-Mail</u>
Mr. Paul R. Edick
Chief Executive Officer
Durata Therapeutics, Inc.
89 Headquarters Plaza North, 14th Floor
Morristown, New Jersey 07960

> **Re: Durata Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 1 filed April 30, 2012**
> **File No. 333-180280**

Dear Mr. Edick:

We have reviewed the amendment to your registration statement filed on April 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>FORM S-1</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Significant Judgments and Estimates</u>
<u>Share-Based Compensation, page 48</u>

1. Please refer to your response to our comment 21. Please note we may have additional comments once the actual price range for the offering is known. Additionally, please address the following:

   - Please disclose the reasons why the value of the shares changed from $.26 in February 2012 to $1.25 in April 2012.
   - Disclose the underlying equity value at each valuation date beginning in January 2011.

Consolidated Financial Statements
(3) Acquisitions, page F-10

2. Please refer to your comment 34. Please revise your disclosure to describe how you determine the change in fair value of contingent consideration due to the passage of time in the absence of new information on development costs and the probability of success.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Donald Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Brian A. Johnson, Esq.
     Wilmer Cutler Pickering Hale and Dorr LLP
     399 Park Avenue
     New York, New York 10022